UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 28, 2024

Zalatoris II Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40686	N/A
(State or other jurisdiction of	(Commission File	(IRS Employer
incorporation)	Number)	Identification No.)

55 West 46th Street, 30th Floor

New York, New York 10036

(Address of principal executive offices, including zip code)

(917) 675-3106

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	ZLSWU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	ZLS	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ZLSWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed on Form 8-K with the Securities Exchange Commission (“SEC”), Zalatoris II Acquisition Corp., a Cayman Islands limited liability company (NASDAQ: ZLS) (the “Company”), received a letter (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on September 27, 2023, stating that the Company had not complied with the requirements of Nasdaq Listing Rule 5550(a)(3) (the “Rule”) for continued listing on Nasdaq. Under the Rule, the Company is required to maintain at least 300 public holders (the “Public Holder Requirement”). The Notice indicated that the Company may submit a plan (the “Compliance Plan”) to regain compliance with the Rule. If Nasdaq accepted the Compliance Plan, the Company would have up to 180 calendar days (the “Compliance Period”) from the date of the Notice to regain compliance. Nasdaq accepted the Compliance Plan. The Company’s business operations were not affected by the receipt of the Notice and the Company fully intended to regain compliance with the Rule, monitored its Nasdaq listing, and evaluated its available options to regain compliance with the Rule within the Compliance Period.

However, on March 28, 2024, the Company received written notice (the “Delisting Letter”) from Nasdaq stating that the Company has not regained compliance with the Rule within the Compliance Period. Accordingly, unless the Company requests an appeal of such determination by April 4, 2024, the Company’s securities will be delisted from Nasdaq, trading of the Company’s ordinary shares will be suspended at the opening of business on April 8, 2024, and a Form 25-NSE will be filed with the SEC to remove the Company’s securities from listing and registration on Nasdaq.

The Company fully intends to appeal such determination by requesting a hearing to the hearings panel of Nasdaq (the “Panel”) and wiring the $20,000 fee to Nasdaq for such hearing with the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series to stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results, including those under “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2023. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 3, 2024

ZALATORIS II ACQUISITION CORP

By:	/s/ Adeel Rouf
Name:	Adeel Rouf
Title:	Director